Mary K. Johnson Vice President, Corporate Counsel
The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel 860-534-7704 kate.johnson@prudential.com

June 14, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Pre-Effective Amendment No. 1 to Registration Statement on Form N-4
SEC File Nos. 333-230983 and 811-07325
Pruco Life Flexible Premium Variable Annuity Account (Registrant)
Pruco Life Insurance Company (Depositor)

Members of the Commission:
Enclosed for filing on behalf of the above-referenced Registrant is Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4.
The purpose of Pre-Effective Amendment No. 1 is to complete the information contained in the “Summary of Contract Fees and Charges” and the “Expense Examples” sections of the Prospectus. The filing also includes the marketing name of the product, Prudential MyRockSM Advisor Variable Annuity.
If you have any questions, please call me at (860) 534-7704.
Very truly yours,

/s/Mary K. Johnson
Mary K. Johnson
Vice President, Corporate Counsel